SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Rule 13e-100)

(Amendment No. 5)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

LINE CORPORATION

(Name of the Issuer)

LINE CORPORATION	NAVER CORPORATION NAVER J. HUB CORPORATION	SOFTBANK CORP.

(Name of Persons Filing Statement)

Shares of common stock, no par value (“Common Shares”)

American Depositary Shares, each representing one Common Share (“ADSs”)

(Title of Classes of Securities)

ISIN JP3966750006 (Common Shares)

CUSIP 53567X101 (ADSs)

(CUSIP Number of Class of Securities)

LINE Corporation JR Shinjuku Miraina Tower, 23rd Floor 4-1-6 Shinjuku Shinjuku-ku, Tokyo, 160-0022, Japan Phone Number: +81-3-4316-2050 Attention: Mr. Satoshi Yano	c/o NAVER Corporation 6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea Phone Number: +82-1588-3830 Attention: Mr. Jemin Ryoo	SoftBank Corp. 1-9-1 Higashi-shimbashi Tokyo Shiodome Bldg. Minato-ku, Tokyo, Japan Phone Number: +81-3-6889-2000 Attention: Mr. Hideyuki Sato

(Name, Address and Telephone Numbers of Person Authorized To Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Toshiro Mochizuki, Esq. Shearman & Sterling LLP Fukoku Seimei Building, 9th Floor 2-2-2 Uchisaiwaicho Chiyoda-ku, Tokyo 100-0011, Japan Phone Number: +81-3-5251-1601	Paul J. Shim, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Phone Number: 212-225-2000	Sang Jin Han, Esq. Cleary Gottlieb Steen & Hamilton LLP 19F Ferrum Tower 19, Eulji-ro 5-gil, Jung-gu, Seoul, Korea Phone Number: +82-2-6353-8030	Ian C. Ho, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central, Hong Kong Phone Number: +852-2514-7600

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
U.S. $701,797,884.75	U.S. $91,093.37

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 11,583,418, the number of Common Shares estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) as of June 30, 2020, which represents the maximum number of Common Shares that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of JPY 5,380 per Common Share as converted into U.S. dollars based on an exchange rate of U.S. $1.00 = JPY 105.810, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on July 27, 2020, as reported by Bloomberg L.P., and (ii) the product of (x) 2,217,917, the number of ADSs outstanding as of the close of business on July 24, 2020, which represents the maximum number of ADSs that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of JPY 5,380 per ADS as converted into U.S. dollars based on an exchange rate of U.S. $1.00 = JPY 105.810, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on July 27, 2020, as reported by Bloomberg L.P.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction valuation by 0.0001298.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: U.S. $91,093.37

Form or Registration No.: Schedule TO

Filing Party: NAVER Corporation

Date Filed: May 27, 2020, August 3, 2020

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This Amendment No. 5 to Schedule 13E-3 (the “Amendment”) amends and supplements the transaction statement filed as Amendment No. 3 to Schedule 13E-3 on August 3, 2020, as amended and supplemented by Amendment No. 4 to Schedule 13E-3 filed on August 4, 2020 (the “Existing Schedule 13E-3”, and as amended by this Amendment, the “Schedule 13E-3”). This Schedule 13E-3 is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) LINE Corporation, a Japanese corporation (kabushiki kaisha) (“LINE”) listed on the New York Stock Exchange and the First Section of the Tokyo Stock Exchange (the “TSE”) and a consolidated subsidiary of NAVER Corporation, a Korean corporation (jusik hoesa) (“NAVER”) listed on the Korea Exchange, (ii) NAVER, (iii) NAVER J. Hub Corporation, a Japanese corporation (kabushiki kaisha) and a direct wholly owned subsidiary of NAVER (“NAVER Purchaser”), and (iv) SoftBank Corp., a Japanese corporation (kabushiki kaisha) (“SoftBank”, and together with NAVER Purchaser, the “Purchasers”) listed on the First Section of the TSE (LINE, NAVER and the Purchasers collectively, the “Filing Persons”, and each, a “Filing Person”). This Schedule 13E-3 relates to the joint offer by NAVER Purchaser and SoftBank to purchase (the “U.S. Offer”):

(i)

up to 100% of the outstanding shares of common stock, no par value (collectively, the “Common Shares”, and each, a “Common Share”), of LINE that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the Exchange Act) (such holders collectively, “U.S. Holders”), and

(ii)

up to 100% of the outstanding American Depositary Shares representing Common Shares (collectively, the “ADSs”, and each, an “ADS”), each ADS representing one Common Share, from all holders, wherever located, at a purchase price of JPY 5,380 per Common Share and per ADS (which, solely for reference purposes, is equivalent to approximately U.S. $51.22 per ADS based on an exchange rate of U.S. $1.00 = JPY 105.035, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on July 30, 2020, as reported by Bloomberg L.P.), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated August 3, 2020 (the “U.S. Offer to Purchase”), and in the accompanying Common Share Acceptance Letter or the ADS Letter of Transmittal, as applicable.

Simultaneously with the U.S. Offer, the Purchasers are making an offer in Japan in accordance with the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended from time to time) to purchase up to 100% of the outstanding Common Shares, options for the purchase of Common Shares (the “Options”) and zero-coupon convertible bonds due 2023 and 2025 issued by LINE (the “Convertible Bonds”), from all holders of Common Shares, Options or Convertible Bonds who are not U.S. Holders, subject to certain restrictions (the “Japan Offer”, and together with the U.S. Offer, the “Offers”). The offer for Common Shares in the Japan Offer is for the same price and on substantially the same terms as offered to purchase Common Shares and ADSs in the U.S. Offer.

The Offers are being made pursuant to the business integration agreement, dated as of December 23, 2019 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Business Integration Agreement”), by and among NAVER, LINE, SoftBank and Z Holdings Corporation, a Japanese corporation (kabushiki kaisha) (“ZHD”) listed on the First Section of the TSE and a consolidated subsidiary of SoftBank, and the transaction agreement, dated as of December 23, 2019 (as it may be amended, modified or supplemented from time to time in accordance with its terms, and together with the Business Integration Agreement, the “Transaction Documents”), by and between NAVER and SoftBank.

Except as otherwise set forth in this Amendment, the information set forth in the Existing Schedule 13E-3 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Existing Schedule 13E-3.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 13E-3 to the extent that any information contained herein modifies or supersedes such information. All information contained in, or incorporated by reference into, this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Persons.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Item 10 is hereby amended and supplemented to include the following:

LINE intends to finance the redemption of the Convertible Bonds with debt financing and cash on hand. On August 26, 2020, LINE received a debt commitment letter (the “Syndicate Commitment Letter”) from Sumitomo Mitsui Banking Corporation, BNP Paribas (acting through its Tokyo branch), Mizuho Bank, Ltd., Aozora Bank, Ltd., MUFG Bank, Ltd. and the other financial institutions listed as a Participant Financial Institution in the Exhibit thereto (collectively, the “Lenders”) pursuant to which and subject to the conditions set forth therein, the Lenders committed to provide a term loan facility in an aggregate amount of JPY 154.3 billion (the “Syndicate Loan Facility”) for LINE to finance the redemption of the Convertible Bonds and pay associated fees and expenses.

Although the Syndicate Loan Facility is not subject to a due diligence condition, such facility may not be considered assured. As of the date of this Amendment, no alternative financing arrangements or alternative financing plans have been made in the event the Syndicate Loan Facility described herein is not available. Other than as described below, LINE currently does not have any plans or arrangements to finance or repay the Syndicate Loan Facility.

Syndicate Loan Facility

The Syndicate Commitment Letter provides a summary of the principal terms and conditions of the Syndicate Loan Facility. The definitive loan agreement relating to the Syndicate Loan Facility has not been executed as of the date of this Amendment and, accordingly, the actual terms of the Syndicate Loan Facility may differ from those described herein.

The Lenders’ commitment with respect to the Syndicate Loan Facility expires on the earlier of (a) the final day of January 2021 and (b) the date of execution of the definitive loan agreement relating to the Syndicate Loan Facility.

The Syndicate Loan Facility will consist of:

•	a tranche A facility of JPY 74.3 billion with a term of one year (the “Syndicate Loan Tranche A Facility”);

•	a tranche B facility of JPY 68.6 billion with a term of three years (the “Syndicate Loan Tranche B Facility”);

•	a tranche C facility of JPY 5.7 billion to be repaid by the closing of the transactions contemplated by the Transaction Documents (the “Transactions”) (the “Syndicate Loan Tranche C Facility”); and

•

a tranche D facility of JPY 5.7 billion, for the purpose of refinancing the Syndicate Loan Tranche C Facility, to be repaid within three years of the Syndicate Loan Tranche B facility being drawn down (the “Syndicate Loan Tranche D Facility”).

Conditions. The availability of the Syndicate Loan Facility to fund the redemption of the Convertible Bonds is subject, among other things, to (i) compliance by LINE, NAVER and ZHD of the terms of the definitive loan agreement relating to the Syndicate Loan Facility (excluding minor breaches of such terms), (ii) the validity of the guarantees by NAVER and ZHD, (iii) the completion of the Offers under applicable laws and regulations and (iv) the delivery by LINE of a notice to holders of the Convertible Bonds concerning the redemption of the Convertible Bonds. In addition to the conditions above, among other things, the availability of the Syndicate Loan Tranche D Facility is conditioned on the closing of the Transactions and subject to the Lenders’ reasonable determination that, simultaneously with the drawdown of the Syndicate Loan Tranche D Facility, all amounts under the Syndicate Loan Tranche C Facility will be repaid.

Interest Rate. Loans under the Syndicate Loan Tranche A Facility and the Syndicate Loan Tranche C Facility are expected to bear interest at a rate equal to Japanese yen TIBOR plus a spread of 0.50%. Loans under the Syndicate Loan Tranche B Facility and the Syndicate Loan Tranche D Facility are expected to bear interest at a rate equal to Japanese yen TIBOR plus a spread of 0.75%.

Prepayments and Amortization. LINE will be permitted to make voluntary prepayments, subject to payment of accrued interest and a break funding cost, provided that no break funding cost will be incurred if such voluntary prepayment is made on an interest payment date. If the closing of the Transactions does not occur by the first Japanese business day of the month that is five months subsequent to the date that loans under the Syndicate Loan Tranche A Facility, the Syndicate Loan Tranche B Facility and the Syndicate Loan Tranche C Facility are drawn down (or a day subsequent to such business day with the approval of a majority of the Lenders) (the “Closing Deadline”), LINE must repay the principal amounts and accrued interest owed under the Syndicate Loan Tranche B Facility and the Syndicate Loan Tranche C Facility (or the Syndicate Loan Tranche D Facility, in the event that the Syndicate Loan Tranche C Facility has previously been repaid) on the first interest payment date subsequent to the Closing Deadline. There will be no amortization of the Syndicate Loan Facility.

Guarantors. The Syndicate Commitment Letter contemplates that the obligations of LINE under the Syndicate Loan Tranche A Facility and the Syndicate Loan Tranche C Facility will be guaranteed by NAVER. The Syndicate Commitment Letter further contemplates that the obligations of LINE under the Syndicate Loan Tranche B Facility will initially be guaranteed by NAVER until the completion of the Transactions, after which ZHD will guarantee such obligations. The obligations of LINE under the Syndicate Loan Tranche D Facility will be guaranteed by ZHD.

Other Terms. The Syndicate Loan Facility will contain representations and warranties and affirmative and negative covenants, in each case consistent with documentation for transactions of this type.

This description of the Syndicate Commitment Letter is qualified in its entirety by reference to the complete text of the letter, which has been filed as Exhibit (b)(5) to the Schedule 13E-3, and which is incorporated herein by reference in its entirety.

ITEM 16. EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description

(b)(5)	Syndicate Loan Commitment Letter by and among Sumitomo Mitsui Banking Corporation, BNP Paribas (acting through its Tokyo branch), Mizuho Bank, Ltd., Aozora Bank, Ltd., MUFG Bank, Ltd. and the other financial institutions listed as a Participant Financial Institution in the Exhibit thereto dated August 26, 2020 (English translation).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2020

LINE CORPORATION

By:	/s/ In Joon Hwang
Name:	In Joon Hwang
Title:	Director, Chief Financial Officer

NAVER CORPORATION

By:	/s/ Seongsook Han
Name:	Seongsook Han
Title:	Chief Executive Officer

NAVER J. HUB CORPORATION

By:	/s/ Sang-Jin Park
Name:	Sang-Jin Park
Title:	Representative Director

SOFTBANK CORP.

By:	/s/ Yutaka Uemura
Name:	Yutaka Uemura
Title:	Vice President, Corporate Planning